

February 11, 2011

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - II
2350 North Forest Road
Getzville, NY 14068

> **Re:** **Realmark Property Investors Limited Partnership - II**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 1, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-11909**

Dear Mr. Jayson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant